May 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Grid Dynamics Holdings, Inc. – Request to Withdraw Registration Statement on Form S-3ASR (File No. 333-283149)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Grid Dynamics Holdings, Inc. (the “Company”) hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3ASR (File No. 333-283149) (the “Registration Statement”), as initially filed with the Commission on November 12, 2024, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest date hereafter.

The Company is seeking withdrawal of the Registration Statement because, as of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, the Company is no longer a “well-known seasoned issuer” as such term is defined under Rule 405 of the Securities Act. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company confirms that the only securities offered and sold under the Registration Statement were certain shares of common stock as described in the prospectus supplement related to the Registration Statement, filed with the Commission on November 13, 2024.

If you have any questions with respect to this matter, please contact Jeffrey Hochman of Willkie Farr & Gallagher LLP at (212) 728-8592. Thank you for your assistance in this matter.

Sincerely,

GRID DYNAMICS HOLDINGS, INC.

By:	/s/ Anil Doradla
Name: Anil Doradla
Title: Chief Financial Officer

cc:	Michelle Gouvion, Grid Dynamics Holdings, Inc.
Jeffrey Hochman, Willkie Farr & Gallagher LLP